SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated July 9, 2003

                           Commission File No. 1-14110

                               -----------------

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                               -----------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated July 9, 2003, announcing that Pechiney has bought out all of its financial partners' shares in Aluminium Dunkerque.

PRESS RELEASE

                                [PECHINEY LOGO]

            Pechiney buys out all of its financial partners' shares
                             in Aluminium Dunkerque

     Paris, July 9. 2003 - The Pechiney Group, who currently owns 35% of the Aluminium Dunkerque smelter, has reached an agreement with its financial partners, who themselves own the remaining 65% in the plant, in order to buy-out their shares as of December 30. 2003. This agreement is the result of negotiations undertaken during the first half of 2003 with the financial partners with a view to anticipating the exercise of the put options that had been granted to them in June 1990, as stated on page F40 of Pechiney's 2002 20F.

This transaction will deal with all of the shares and subordinated loans owned by the financial partners, which will be bought out for around 250 million euros. The consolidation of Aluminium Dunkerque will also lead to Pechiney taking over an estimated year-end debt of around 135 M(euro).

Commenting the conclusion of this agreement, Jean-Dominique Senard, Head of Pechiney's Primary Aluminium Sector, declared: " The planned buy-out of all of Aluminium Dunkerque's shares emphasizes for Pechiney the success of the launch ten years ago of the first AP30 smelter, now the benchmark plant in Europe as far as technical performances, economics and environment are concerned. This plant is also the main producer of aluminium slabs in Europe. Pechiney is very appreciative of the constant trust shown by its financial partners since 1990 ".

Aluminium Dunkerque should produce around 250,000 tonnes in 2003. This transaction will therefore raise Pechiney's attributable capacity by around 17%. The plant is capable of casting 100% of its production into high value added slabs, which are usually sold to Pechiney's rolling plant in Neuf-Brisach whose main markets are beverage cans and automotive.

Pursuant to article 7 of the COB Rule book number 2002-04, this press release was disclosed to the Commission des Operations de Bourse before its release.


Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forwardlooking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contact:                     Press Contacts:
Charles L. Ranunkel: Tel: 33 1 56 28 25 07      Chrystele Ivins: Tel: 33 1 56 28 24 18
                     Fax 33 1 56 28 33 38       chrystele.ivins@pechiney.com
PECHINEY                                        Stephan Giraud: Tel: 33 1 56 28 24 19
7, place du Chancelier Adenauer                 stephan.giraud@pechiney.com
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 9, 2003                            PECHINEY


                                              By:    /s/ OLIVIER MALLET
                                                   --------------------------
                                              Name:  Olivier MALLET
                                              Title: Chief Financial Officer